NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock of CPI Corp., (the 'Company') from listing and registration on the Exchange at the opening of business on March 5, 2012, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange.
NYSE Regulation has determined that the
Company is no longer suitable for listing under Section 802.01B of the NYSE Listed
Company Manual in view of the fact that it has fallen below the NYSE?s continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of less than $15 million, which is a minimum threshold for listing.

The Company had previously fallen below the NYSE's continued listing standard for average global market capitalization over a consecutive
30 trading day period of less than $50 million and latest reported shareholders' equity of less than $50 million. The Company's business plan was previously accepted by NYSE Regulation, however, in light of the subsequent non-compliance with the aforementioned minimum market capitalization standard, this plan process is no longer available.

2. The Exchange, on February 3, 2012, determined that the Common Stock should be suspended from trading before the opening of the trading session on February 9, 2012, and directed the preparation and filing with the Commission of this application for the removal of the Common
Stock from listing and registration on the Exchange. The Company was notified by letter on February 3, 2012.

3. Pursuant to the above authorization, a press release was issued on February 3, 2012, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on February 3, 2012 and other various dates of the proposed suspension of trading in the Common
Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on February 9, 2012.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.